MOVELLA HOLDINGS INC.

3535 Executive Terminal Drive, Suite 110

Henderson, Nevada 89052

May 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Movella Holdings Inc. - Registration Statement – Form S-1
File No. 333-271458

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Movella Holdings Inc. (the “Registrant”) hereby requests that the above-referenced registration statement on Form S-1 (File No. 333-271458) (the “Registration Statement”) be declared effective on May 31, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Davina K. Kaile and Sacha D. Urbach of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf. The Registrant hereby also authorizes Davina K. Kaile and Sacha D. Urbach of Pillsbury Winthrop Shaw Pittman LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Davina K. Kaile of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4564, or in her absence, Sacha D. Urbach at (212) 858-1060.

[Signature Page Follows]

Sincerely,

MOVELLA HOLDINGS INC.

By:	/s/ Stephen Smith
Stephen Smith, Chief Financial Officer

cc:	Ben A. Lee, Movella Holdings Inc.

Dennis Calderon, Movella Holdings Inc.

Davina K. Kaile, Pillsbury Winthrop Shaw Pittman LLP

Sacha D. Urbach, Pillsbury Winthrop Shaw Pittman LLP